Exhibit 99.5

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF LI AUTO INC. May 29, 2026 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM Eastern Time on May 19, 2026. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. Resolutions presented for consideration by the Annual General Meeting of Shareholders on May 29, 2026 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. ------------------ ---------------- 052926 6. To grant a general mandate to the Directors to issue, allot and deal with Class A Ordinary shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) of the Company not exceeding 20% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution. 7. To grant a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution. 8. To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company. 9. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026. SPECIAL RESOLUTION 10. To approve the adoption of the seventh amended and restated memorandum and articles of association of the Company as the new memorandum and articles of association of the Company in substitution for, and to the exclusion of, the sixth amended and restated memorandum and articles of association of the Company with immediate effect after the close of the AGM, and any one Director be and is hereby authorised to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute dis-cretion, deem necessary or expedient to implement the adoption of the seventh amended and restated memorandum and articles of association. ORDINARY RESOLUTIONS FOR AGAINST FOR AGAINST 1. To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors thereon. 2 To re-elect Mr. Ma Donghui as an executive Director. 3. To re-elect Mr. Li Tie as an executive Director. 4. To re-elect Mr. Zhao Hongqiang as an independent non-executive Director. 5. To authorize the Board to fix the remuneration of the Directors of the Company.

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 1.1 14475 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF LI AUTO INC. (Continued and to be signed on the reverse side) ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account to enroll in eConsent and receive future materials electronically. For first time users setting up an account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click First Time Registration. • Follow the instructions provided to set up your account which will include providing your e-mail address. • Once your account has been set up click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. For existing users updating your account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click LOGIN. Enter your username and password. • Click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. Alternatively, you can provide your email address in the section on the reverse entitled Electronic Shareholder Communications.

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF LI AUTO INC May 29, 2026 INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 worldwide from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online or by phone until 10:00 AM Eastern Time on May 19, 2026. ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at EQ for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: equiniti.com/us/ast-access (see reverse side for instructions) or provide us with your email address in the section entitled Electronic Shareholder Communications at the bottom right side of this card to receive future materials electronically when available. PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. PLEASE VOTE ONLINE OR BY TELEPHONE OR SIGN AND DATE THIS CARD USING BLUE OR BLACK INK AS SHOWN HERE AND RETURN IN THE ENVELOPE. VOTES MUST BE RECEIVED BY 10:00 AM EASTERN TIME ON May 19, 2026 x ------------------ ---------------- 052926 COMPANY NUMBER ACCOUNT NUMBER Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at equiniti.com/us/ast-access or supply your email address below. 6. To grant a general mandate to the Directors to issue, allot and deal with Class A Ordinary shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) of the Company not exceeding 20% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution. 7. To grant a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution. 8. To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company. 9. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026. SPECIAL RESOLUTION 10. To approve the adoption of the seventh amended and restated memorandum and articles of association of the Company as the new memorandum and articles of association of the Company in substitution for, and to the exclusion of, the sixth amended and restated memorandum and articles of association of the Company with immediate effect after the close of the AGM, and any one Director be and is hereby authorised to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute dis-cretion, deem necessary or expedient to implement the adoption of the seventh amended and restated memorandum and articles of association. ORDINARY RESOLUTIONS FOR AGAINST 1. To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors thereon. 2 To re-elect Mr. Ma Donghui as an executive Director. 3. To re-elect Mr. Li Tie as an executive Director. 4. To re-elect Mr. Zhao Hongqiang as an independent non-executive Director. 5. To authorize the Board to fix the remuneration of the Directors of the Company. FOR AGAINST